Exhibit 99.1
FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2010 under IFRS
Wipro Records 10% YoY Growth in Profit After Tax in the quarter; Year-to-date growth of 16%
Bangalore, India and East Brunswick, New Jersey, USA — January 21, 2011 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its third fiscal quarter ended December 31, 2010.
Highlights of the Results:
Results for the Quarter ended December 31, 2010
•	IT Services Revenue in dollar terms was $1,344 million, a sequential increase of 5.6% and YoY increase of 19.3%. Non-GAAP constant currency revenue was $1325 million.

•	IT Services Revenues were 59.49 billion ($1,328 million1), representing an increase of 15% over the same period last year.

•	Total Revenues were 78.29 billion ($1.75 billion1), representing an increase of 12% over the same period last year.

•	Net Income was 13.19 billion ($294 million1), representing an increase of 10% over the same period last year.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was 13.09 billion ($292 million1), representing an increase of 9% over the same period last year.

•	IT Services Earnings Before Interest and Tax (EBIT) was 13.21 billion ($295 million1), representing an increase of 8% over the same period last year.
•	IT Services added 36 new clients in the quarter.

•	Net addition of 3,591 employees in the current quarter.

•	Consumer Care and Lighting Revenue grew 21% over the same period last year and EBIT grew 14%.

•	Wipro declares an interim dividend of 2 ($0.041) per share /ADS.
Performance for the quarter ended December 31, 2010 and Outlook for the quarter ending March 31, 2011
Azim Premji Chairman of Wipro, commenting on the results said —
“We announced the appointment of TK Kurien as the Chief Executive Officer of IT Business and Executive Director, Wipro Limited effective February 1, 2011. The Joint CEO structure was one of the key factors that successfully helped us navigate the worst economic crisis of our times. With the change in environment, there is a need for a simpler organization structure. Kurien’s track record with customers, passion for excellence, coupled with strategic thinking and rigor in execution makes him uniquely positioned to lead Wipro through the next phase of growth.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 30, 2010, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=Rs.44.80. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2010 was US$1=Rs.44.27

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“The Operating Margins for IT Services Business was flat, despite lower working days and drop in utilization.”
Outlook for the Quarter ending March 31, 2011
We expect Revenues from our IT Services business to be in the range of $1,384 million to $1,411 million, a sequential increase of 3% to 5%*

*	Guidance is based on the following constant currency exchange rates: GBP/USD at 1.58, Euro/USD at 1.35, AUD/USD at 1.01, USD/INR at 44.98
Wipro Limited
Total Revenue for the quarter ended December 31, 2010 was 78.29 billion ($1.75 billion1), representing an increase of 12% over the same period last year. Net Income for the quarter ended December 31, 2010 was 13.19 billion ($294 million1), representing an increase of 10% over the same period last year. Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended December 31, 2010 was 13.09 billion ($292 million1), representing an increase of 9% over the same period last year. Earnings Per Share for the quarter ended December 31, 2010 were 5.41 ($0.121). Non-GAAP Adjusted Earnings Per Share (excluding the impact of accelerated amortization of stock based compensation) for the quarter ended December 31, 2010 were 5.37 ($0.121).
Please see the table on page 9 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.
IT Services (76% of Total Revenue and 92% of Operating Income for the quarter ended December 31, 2010)
Our IT Services business segment recorded Revenue of 59.49 billion ($1,328 million1) for the quarter ended December 31, 2010, representing an increase of 15% over the same period last year. EBIT for this segment was 13.21 billion ($295 million1) for the quarter ended December 31, 2010, representing an increase of 8% over the same period last year.
Our Operating Income to Revenue for this segment was 22.2% for the quarter ended December 31, 2010.
We had 119,491 employees as of December 31, 2010, an increase of 3,591 people this quarter.
Wipro continues to move the business mix towards transformation business helping clients deliver better business outcomes.
Wipro won a large deal to provide next generation managed services to Pitney Bowes. The deal is an integrated applications and infrastructure contract that leverages Wipro’s award winning integrated service management platform — Cigma — that allows for better measurement of business KPI.

The solution also includes our iGCC (Integrated Global Command Center) and Flex delivery models to enable non linearity in the solution and increase business benefits to the client. In addition, Wipro will also provide IP telephony services in a utility based model, helping the customer move from a capex model to an opex based model.
Wipro has signed a multi- year contract with one of the State Government’s Administrative Office Courts in USA to develop and deploy a hosted system to assist one of its key citizen services. Wipro has entered into a multi-year outsourcing engagement with a leading Pet Supply retailer in USA to provide application development and maintenance services for business applications across their stores, online and business operations.
The Commonwealth Secretariat of UK has enlisted Wipro to redesign the next generation debt management software titled the Commonwealth Secretariat Debt Recording and Management System (CS-DRMS), which allows governments to manage their domestic, external, short, medium and long-term debt. This system will be deployed in 60 commonwealth and non-commonwealth countries.
Wipro won a five year outsourcing deal from one of the largest PSU banks in South India for rolling out the core banking solution for its regional rural bank initiative spread across Karnataka, Kerala and Uttar Pradesh. Wipro won a project from Bombay stock exchange (BSE) for building their DR centre at Hyderabad. The current quarter also saw some good wins coming from the government sector comprising of projects from the UID authority for enrollment services for Maharashtra state and a five year contract for automating the Treasury department of Assam.
In the Middle East, Wipro won a turnkey deal from an Islamic Insurance company, for enterprise applications covering ERP, CRM, portals and related infrastructure. Wipro also won a large multi-year, managed services deal from a leading Telecom Operator in Africa.
With years of experience in deploying enterprise applications, providing infrastructure and BPO services for its clients, Wipro has innovated a service delivery model that combines all three services in a utility model. The ‘Source-to-Pay’ platform, launched this quarter, allows Wipro to rapidly deploy procurement best practices, thereby realizing benefits of process efficiencies, an optimized platform and outsourced business process services in a box, while minimizing capex.
Wipro’s experience and expertise both in technology and business were widely recognized this quarter. Wipro was granted 2 Patents in the current Quarter. One patent is in the field of Master Data Management (MDM) and Information Exchange (MIX); and the second patent is for a SOA Solutions kit that enables rapid development of SOA applications
Awards and Recognition
Wipro was awarded the Microsoft Platform Modernization Award for Sales for 2010.
Wipro was also awarded the ‘2010 Outstanding Corporate Award’ for contribution to the Embedded Systems and Very-Large-Scale Integration (VLSI) industry segment by Mentor Graphics and SiliconIndia.
Equaterra, an independent sourcing advisory in more than 60 countries, ranked Wipro #1 in Client Satisfaction, Applications Management, Infrastructure Management, Price and Governance; underlining Wipro as a leader for client satisfaction in its detailed UK IT service provider performance study.

For the fourth consecutive year, Wipro was recognized as a winner of the Global MAKE (Most Admired Knowledge Enterprises) Award 2010 and was inducted into the Global MAKE Hall of Fame 2010.
Resonating its firmly established leadership in Green IT, Wipro became the first Indian company to join Greenpeace’s CoolIT Leaderboard rankings that assesses companies on their commitments and actions on energy and climate solutions. Wipro featured in the top 10 of a list that includes many global IT majors.
IT Products (11% of Total Revenue and 3% of Operating Income for the quarter ended December 31, 2010)
Our IT Products segment recorded Revenue of 8.79 billion ($196 million1) for the quarter ended December 31, 2010, representing a decline of 13% over the same period last year. EBIT for this segment was 408 million ($9 million1) for the quarter ended December 31, 2010, representing a decline of 32% over the same period last year.
The ratio of our Operating Income to Revenue for this segment was 4.6% for the quarter ended December 31, 2010.
Return on Average Capital Employed (ROCE) for the IT Services and Products segment was 39% on an annualized basis for the quarter ended December 31, 2010
Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended December 31, 2010)
Our Consumer Care and Lighting business segment recorded Revenue of 6.95 billion ($155 million1) for the quarter ended December 31, 2010, representing an increase of 21% over the same period last year. EBIT for this segment was 855 million ($19 million1) for the quarter ended December 31, 2010, representing an increase of 14% over the same period last year.
Operating Income to Revenue for this segment was 12.3% for the quarter ended December 31, 2010. ROCE for this segment was 16% on an annualized basis for the quarter ended December 31, 2010, compared to 16% for the same period last year.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
The table on page 9 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period.
These Non-GAAP financial measure are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.
We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards. Further, we consider the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believes that the straight line amortization reflects the economic substance of the stock option awards. However, we record the related stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of accelerated amortization from Net Income provides useful supplemental information to both management and investors about financial and business trends.
For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP Adjusted Net Income as compared to the IFRS measure of Net Income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of Net Income for other companies in our industry. We compensate for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
We believe that the presentation of IT Services Revenue on a non-GAAP constant currency basis, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to IT Services Revenue. As noted above, IT Services Revenue on a non-GAAP constant currency basis is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.
Results for the quarter ended December 31, 2010, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (03:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com or sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting.
Wipro’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange and equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar Shreemal	Sachin Mulay
Vice President	Head — Corporate Brand & Communication
Phone: +91-80-2844-0079	+91-80-2505-6110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com

Sridhar Ramasubbu
Vice President
Phone: +1 408-242-6285
sridhar.ramasubbu@wipro.com
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
###
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(` in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2010	2010	2010
			Convenience
			translation into
			US$ in millions
			(Unaudited)
ASSETS
Goodwill	53,802	54,437	1,215
Intangible assets	4,011	3,669	82
Property, plant and equipment	53,458	56,269	1,256
Investment in equity accounted investees	2,345	2,855	64
Derivative assets	1,201	3,254	73
Non-current tax assets	3,464	3,465	77
Deferred tax assets	1,686	1,560	35
Other non-current assets	8,784	11,158	249

Total non-current assets	128,751	136,667	3,051

Inventories	7,926	8,738	195
Trade receivables	50,928	61,150	1,365
Other current assets	21,106	21,868	488
Unbilled revenues	16,708	21,771	486
Available for sale investments	30,420	74,814	1,670
Current tax assets	6,596	8,069	180
Derivative assets	2,615	1,716	38
Cash and cash equivalents	64,878	26,162	584

Total current assets	201,177	224,288	5,006

TOTAL ASSETS	329,928	360,955	8,057

EQUITY
Share capital	2,936	4,907	110
Share premium	29,188	29,805	665
Retained earnings	165,789	194,988	4,352
Share based payment reserve	3,140	1,324	30
Other components of equity	(4,399)	(834)	(19)
Shares held by controlled trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	196,112	229,648	5,126
Non-controlling Interest	437	644	14

Total equity	196,549	230,292	5,140

LIABILITIES
Long — term loans and borrowings	18,107	25,273	564
Deferred tax liabilities	380	321	7
Derivative liabilities	2,882	2,567	57
Non-current tax liability	3,065	3,426	76
Other non-current liabilities	3,233	2,812	63
Provisions	100	110	2

Total non-current liabilities	27,767	34,509	770

Loans and borrowings and bank overdrafts	44,404	33,254	742
Trade payables and accrued expenses	38,748	39,187	875
Unearned revenues	7,462	8,392	187
Current tax liabilities	4,850	6,540	146
Derivative liabilities	1,375	1,105	25
Other current liabilities	6,499	5,365	120
Provisions	2,274	2,311	52

Total current liabilities	105,612	96,154	2,147

TOTAL LIABILITIES	133,379	130,663	2,917

TOTAL EQUITY AND LIABILITIES	329,928	360,955	8,057

WIPRO LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(` in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2009	2010	2010	2009	2010	2010
			Convenience			Convenience
			translation into			translation into
			US $ in millions			US $ in millions
			(Unaudited)			(Unaudited)

Gross revenues	69,380	78,202	1,746	202,185	227,827	5,085

Cost of revenues	(47,766)	(53,530)	(1,195)	(138,534)	(155,405)	(3,469)

Gross profit	21,614	24,672	551	63,651	72,422	1,617

Selling and marketing expenses	(4,770)	(5,485)	(122)	(13,500)	(16,622)	(371)
General and administrative expenses	(3,702)	(4,921)	(110)	(11,230)	(13,055)	(291)
Foreign exchange gains/(losses), net	394	91	2	(772)	136	3

Results from operating activities	13,536	14,357	320	38,149	42,881	957

Finance expenses	(203)	(427)	(10)	(1,334)	(1,297)	(29)
Finance and other income	924	1,751	39	3,091	4,525	101
Share of profits of equity accounted associates	128	160	4	354	509	11

Profit before tax	14,385	15,841	354	40,260	46,618	1,041
Income tax expense	(2,322)	(2,582)	(58)	(6,279)	(7,110)	(159)

Profit for the period	12,063	13,259	296	33,981	39,508	882

Attributable to:
Equity holders of the company	12,032	13,188	294	33,842	39,222	875
Non-controlling interest	31	71	2	139	286	6

Profit for the period	12,063	13,259	296	33,981	39,508	882

Earnings per equity share:
Basic	4.95	5.41	0.12	13.94	16.10	0.36
Diluted	4.91	5.39	0.12	13.82	16.03	0.36

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,429,598,228	2,437,889,531	2,437,889,531	2,428,218,853	2,435,598,446	2,435,598,446
Diluted	2,448,829,379	2,448,271,662	2,448,271,662	2,448,311,201	2,446,171,990	2,446,171,990

Additional Information
Segment Revenue
IT Services	51,648	59,486	1,328	149,894	171,959	3,838
IT Products	10,114	8,792	196	29,305	27,805	621
IT Services & Products	61,762	68,278	1,524	179,199	199,764	4,459
Consumer Care and Lighting	5,743	6,950	155	16,500	20,014	447
Others	2,269	3,065	68	5,714	8,185	183
Total	69,774	78,293	1,748	201,413	227,963	5,088

Operating Income
IT Services	12,250	13,211	295	34,900	39,529	882
IT Products	602	408	9	1,504	1,277	28
IT Services & Products	12,852	13,619	304	36,404	40,806	911
Consumer Care and Lighting	748	855	19	2,272	2,580	58
Others	(65)	(119)	(3)	(527)	(505)	(11)
Total	13,536	14,357	320	38,149	42,881	957

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	12,032	13,188	294	33,842	39,222	875

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	28	(95)	(2)	(101)	(306)	(7)

Non-GAAP adjusted profit	12,060	13,093	292	33,741	38,916	869

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,344
Effect of Foreign currency exchange movement	19
Non-GAAP Constant Currency IT Services Revenue based
on previous quarter exchange rates	1,325

IT Services Revenue as per IFRS	1,344
Effect of Foreign currency exchange movement	(4)
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,348